

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

<u>Via E-Mail</u>
Mr. Nils A. Ollquist, President, Chief Executive Officer and Director
Borneo Resource Investments Ltd.
19125 North Creek Parkway, Suite 120
Bothell, WA 98011

Re: Borneo Resource Investments Ltd.
             Form 10-12G
             Filed May 11, 2012
             File No. 000-54707

Dear Mr. Ollquist:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your business section that you are an emerging growth company and revise your business section to:

    • Describe how and when a company may lose emerging growth company status;

    • Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    • State your election under Section 107(b) of the JOBS Act:

        o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Forward-Looking Statements, page 1

2. We note references in this section to forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. In the future, either:

   - delete any references to the Private Securities Litigation Reform Act; or
   - make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Business, page 2

3. We note on page three that the company's mission is to develop a platform of energy assets in Borneo, Indonesia "through acquisition coal mining concessions and licenses with verified reserves and export potential." We also note the March 2012 acquisition agreements and letter of intent on page three and finally note your risk factor on page seven that "[you] have not to date established any proven or probable reserves on [y]our mining properties." Please revise to clarify your mission as these statements appear to conflict with each other.

4. Please attach your March 2012 acquisition agreements and letter of intent as exhibits in accordance with Item 601(b)(10) of Regulation S-K or advise.

Government Regulations, page 4

5. Revise to clarify the distinction between the terms Izin Usaha Pertambangan (IUP) and Izin Usaha Pertambangan Khusus (IUPK).

6. Please clarify whether the company will be able to obtain new concessions under the new Mining Law.

7. Please revise to address the company's status of its noted properties and concessions regarding the new Mining Law and the new Environmental Law.

Employees, page 5

8. We note Exhibits 10.4 and 10.5, which are consulting agreements for Mr. Ollquist and Mr. Chaykin. Such agreements state, in part, that these individuals are independent contractors and are not employees of the company. However, you refer to these officers and directors as employees throughout your registration statement. Please revise to reconcile the disclosure where appropriate. In addition, please clarify whether the oral employment agreement you have with Mr. Muaja is similar in nature to the other agreements with respect to employee classification.

9. Revise to clarify whether your three officers are also full time employees. In this regard, we note from the biographies on page 17 that each appears to work for a consulting company. If your officers are not full time employees, please disclose the number of hours per week each can be expected to devote to company affairs.

10. We note that you "engage independent contractors in connection with the exploration of [y]our properties." Please revise to provide additional disclosure regarding these "drillers, geophysicists, geologists and other technical disciplines." Include in your discussion the number of each you have engaged in the past, the current number you engage and whether you have any written agreements regarding their employment. We may have further comment.

Risk Factors, page 6

11. Consider adding a risk factor disclosing that upon effectiveness of your registration statement you will be a reporting company with the Securities and Exchange Commission pursuant to Section 12(g) of the Exchange Act and address the additional expenses to the company from fulfilling its reporting requirements.

Financial Information, page 10

Liquidity and Capital Resources, page 11

12. We note that the company has $104,938 in working capital as of December 31, 2011. Please revise to indicate how long this working capital will sustain the company.

13. Also revise your disclosure to clarify whether you currently have any external sources of additional funding.

14. We note your statement that "management believes that its current and future plans enable it to continue as a going concern for the next twelve months." Revise to provide the basis of this belief as we note that you indicate that there are no assurances that any financing can be obtained and not obtaining the additional financing would have a material adverse effect on the company.

Commitments, page 12

15. Revise to provide the material terms of each agreement the company has entered into in this section. For instance, we note that upon reaching certain milestones, the company is required to make certain payments. Disclose the milestones and further disclose what amount of each agreement, if any, has been paid to date. Finally, we note that the company does not have any revenues to date. Revise to disclose, in an appropriate section under this Financial Information section, how the company intends to make the required contractual payments and what milestones it must reach over the next twelve months in order to become profitable.

16. Please revise to indicate the aggregate royalties on your acquired concessions at the appropriate minimum wage for all of the hectares on a yearly basis.

Financing, page 12

17. Please revise to indicate the duration of the Note placement. Also state the number of warrants issued associated with those Notes.

18. Please revise this section to address the material terms of the services agreement with an independent investor relations consulting company. Please file the agreement as an exhibit to your Form 10.

19. Please revise this section to address the material terms of the contract for services with an independent company to create and implement investor targeted materials. Please file the agreement as an exhibit to your Form 10.

Properties, page 15

20. We note that you have a Bothell, Washington mailing address. Please revise to provide Item 102 of Regulation S-K disclosure for this property or advise. In addition, please describe the adequacy, suitability, and extent of utilization of this and your office location in Hong Kong, in accordance with Instruction 1 to Item 102 of Regulation S-K.

21. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.

22. Please disclose information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a

statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration.

- The conditions that must be met to retain your rights, claims or leases, including all payments and the party responsible for such payments.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

23. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing.

24. Please expand your disclosure concerning the exploration plans for the properties pursuant to paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

Directors and Executive Officers, page 17

25. We note your officer and director biographies. Please revise to provide complete Item 401(e) of Regulation S-K disclosure. For instance, the names of Mr. Chaykin and Mr. Muaja's consulting businesses have been omitted.   Your revised disclosure should include the specific names of the companies for which each officer/director served as an officer and disclose each employment title and the specific dates of service in each capacity.

Executive Compensation, page 18

26. Please revise the first paragraph to clarify that the disclosure addresses all compensation awarded to, earned by, or paid to the named executive officers.

Compensation of Directors, page 18

27. We note your statement that "we have no standard arrangement pursuant to which our directors are to be compensated … except for the granting from time to time of incentive

stock options." We also note your statement on page 19 in the section "Employment Contracts and Termination of Employment or Change of Control" that "our directors do not receive any compensation for serving as directors." Please revise your disclosure as appropriate. Also clarify whether the company has granted the directors any incentive stock options. We may have further comment.

28. Please disclose the material terms of the three employment agreements. For instance, we note that the agreements provide, among other details, termination dates and expense reimbursement information.

Certain Relationships and Related Transactions and Director Independence, page 19

29. Please revise to provide complete Regulation S-K Item 404(d) disclosure. In this regard, note the threshold dollar value for disclosure is the lesser of $120,000 or one percent of the average of the company's total assets for the last two fiscal years.

30. Please revise to provide the disclosure required pursuant to Item 404(c) of Regulation S-K.

31. Please revise to indicate the aggregate amount paid to OFS Capital Group during the last fiscal year. Indicate when the company retained OFS Capital Group and clarify the management services provided to the company by OFS Capital Group. Clarify the amount of Mr. Ollquist's interest in OFS Capital Group. Also address the amount of Mr. Matin's interest in OFS Capital Group. Finally, file the management agreement with OFS Capital Group as an exhibit to your Form 10.

Recent Sales of Unregistered Securities, page 21

32. Revise to disclose the private placement transaction(s) discussed on page 12, in which the company issued 80,000 shares.

33. Revise this section to indicate which exemption was relied upon for each issuance. In this regard, we note your disclosure that all of the transactions were exempt "pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D or Rule 903 of Regulation S." Also briefly state the facts relied upon in each issuance to make the stated exemptions available.

Indemnification of Directors and Officers, page 22

34. We note your representation that the disclosure in this section appears in your certificate of incorporation. However, we are unable to locate such disclosure. Please advise or revise.

Financial Statements

General

35. Please refer to the updating requirements of Rule 8-08 of Regulation S-X and update your financial statements accordingly.

36. We note your disclosure that since Interich was inactive and had no significant assets and liabilities, you have not presented the financial statements for the year ended December 31, 2010. Since your merger with Interich is accounted for as a recapitalization, historical financial statements of the Interich become your historical financial statements. Accordingly, please revise to include as a minimum the balance sheet of Interich as of December 31, 2010 and an audited note summarizing the activities Interich. Refer to Rule 8-02 of Regulation S-X for financial statement requirements.

37. We note your disclosure throughout the financial statements that you are a "Development Stage Company". Please note that mining companies in the exploration stage includes all issuers engaged in the search for mineral deposits (reserves) which are not in either the development or production stage. Please refer to Securities Act Industry Guide 7, paragraph (a) and revise the financial statement head notes and notes to the financial statements to disclose the Company is in the exploration stage. Direct your independent accountant to revise the report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director